Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended June 29, 2008

(In millions, except ratio)

Earnings
Earnings before income taxes	$2,389
Interest expense	179
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(64)
Portion of rents representative of an interest factor	27
Amortization of debt premium and discount, net	(3)

Adjusted earnings from continuing operations before income taxes	$2,528

Fixed Charges
Interest expense	$179
Portion of rents representative of an interest factor	27
Amortization of debt premium and discount, net	(3)
Capitalized interest	—

Total fixed charges	$203

Ratio of Earnings to Fixed Charges	12.5